                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                               GOLD & GREEN, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

           Nevada                               11-34543389
-------------------------------                ---------------------------------
  (State of Incorporation)                     (IRS Employer Identification No.)

       c/o Maureen Abato, Esq., 330 E. 39th St. #36-C, New York, NY 10016
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (212) 883-0878
--------------------------------------------------------------------------------

                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

             Title of Each Class                  Name of Each Exchange on Which
             to be so Registered                  Each Class is to be Registered
             -------------------                  ------------------------------

  Shares of Common Stock, par value $.001               OTC Bulletin Board
--------------------------------------------      ------------------------------

Securities to be registered under Section 12(g) of the Act:

None

                                     PART I

Item 1. Description of Business.

      The Company is engaged in the development of original novelty items in connection with the automotive industry. If funds permit, the Company may seek patent and trademark protection on its products, and also intends to try to manufacture and market its inventions.

      The Company's first product is a novelty seat belt cover, which can be personalized, designed in attractive colors and fabrics. The Company believes these covers might encourage and increase the use of seat belts, particularly among children and those who might otherwise not use a seat belt. Either original creations will be used, or the Company will seek to license existing images such as cartoon characters and other characters from the media. To date the Company has completed several prototypes of this product and had patent counsel perform a patent search. There is no guarantee that the seat belt covers will prove to be patentable, or that the Company will have sufficient funds to pursue its invention beyond its current status without the need to raise additional funds.

      The second product is a tire air pressure gauge, which can be placed on automobile tires in lieu of the caps that appear on the valve stem on tires. Unless a car's tires register between 28 and 32 pounds of pressure, the car could pull off to the side and a hazardous condition could result. Other companies have produced dice or smiley faces or other similar decorative valve cover replacements, but the Company is not aware of any existing product that replaces the valve cover with a miniature air pressure gauge. No patent search has yet been done on this item and a prototype is not yet complete.

      The Company may find it necessary to engage the services of an outside manufacturing company to produce a prototype of the tire air pressure gauge. There is no guarantee that the Company will have sufficient funds to engage a manufacturing company, unless additional funds are raised.

      The Company is considering licensing its products, or it may pursue direct marketing, a method of offering new and innovative products directly to the consumers which can be lucrative but expensive. A computer consultant was paid a deposit toward development of a World Wide Web site for advertising its two inventions, but design of the website is not yet complete. Production of an informercial for broadcast television is also under consideration. No guarantee can be given, however, that the Company will have sufficient funds either to complete a website or to hire a producer of quality informercials and/or to purchase the necessary broadcast air time.

      Initial costs are being low by not having any full-time employees. At least initially, the Company believes it will only require the services of artists, prototype designers and counsel, including patent counsel, all of whom have been, or will be, compensated as independent contractors and not as employees. The Company's secretary-treasurer received a one-time payment for services rendered on the Company's behalf, in the amount of $1,500. The Company's former president was paid $2,000. The current president, Maureen Abato, who is also the Company's counsel, has agreed to serve as president without compensation for the foreseeable future. Additional fees may be paid to the officers for their services, funds permitting, and subject to Board determination in the future.

      The Company intends to promote its products not only as unique and innovative additions to an automobile, but also as potential safety features. The Company may contact social groups known for activism in the area of automotive safety, and possibly to seek endorsement from such groups, which are focused on the prevention of injuries and fatalities during traffic accidents. The tire air pressure gauge is believed to make it substantially easier to judge quickly whether one's tires contain adequate air pressure and thus may contribute to a safer environment for drivers, resulting in potentially fewer injuries and fatalities from car accidents. There is no guarantee that any such groups would be willing to give their endorsement to either of the Company's products.

      Patent counsel has advised the Company that some types of decorative seat belt covers are already on the market; however, it is believed that minor changes to its designs can be made to distinguish the Company's product from others, so as not to infringe on any existing patents. Competition for the tire air pressure gauge has not yet been determined.

Item 2. Management's Discussion and Analysis or Plan of Operation.

      The Company has utilized a portion of the net proceeds from its offering of securities to complete the design and manufacture of several versions of the prototype for the seat belt cover, and to compensate patent counsel for the patent search on this first item. Management believes that sufficient funds remain for the creation of the prototype for its second product, the tire air pressure gauge, unless the services of an outside manufacturing company are required. To the extent that funds are insufficient for the entire process of prototype design and patent search on the tire air pressure gauge, Management believes that it may be necessary to conduct a second offering of securities to supplement existing funds.

Item 3. Description of Property.

      The Company owns no properties and is utilizing space in the office of its counsel, consisting mainly of a mailing address, phone service, and fax and copier services, at no charge, and this arrangement is intended to continue for the foreseeable future or until the Company has sufficient funds to lease its own space.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock owned by (i) each person known to own beneficially more than

5% of the outstanding shares; (ii) each director of the Company, and (iii) all directors and executive officers of the Company, as a group. The numbers shown are accurate as of the date of the Form 10-SB.

Name and address                        Number of
of Beneficial Owner                     Shares Owned        Percentage Ownership
-------------------                     ------------        --------------------
Maureen Abato                              550,000                  53%
330 East 39th Street - #36-C
New York, NY 10016

Frank Carbonaro                            450,000                  44%
5811 Avenue O
Brooklyn, NY 11234

All directors and officers
as a group (two persons)                 1,000,000                  97%

Item 5. Directors, Executive Officers, Promoters and Control Persons.

      All directors of the Company hold office until the next annual meeting of the shareholders or until their successors are elected and have qualified. Officers hold office until their successors are appointed, subject to the earlier removal by the Board of Directors, or resignation. Directors are not compensated for acting in such capacity nor for attending meetings of the Board of Directors.

Directors and Executive Officers         Age       Positions Held
--------------------------------         ---       --------------
Maureen Abato
330 East 39th Street - #36-C
New York, NY 10016                       40        President, director

Frank Carbonaro
5811 Avenue O
Brooklyn, NY 11234                       45        Secretary-Treasurer, Director

      MAUREEN ABATO, the Company's president and a director (and company counsel) earned a B.A. from New York University in 1980 and a J.D. from Brooklyn Law School in 1984. She has been a securities lawyer in private practice in New York City since 1985. Until 1989 she owned and managed Metropolitan Stock Transfer Company. During 1996-97 she was also an associate at Singer, Zamansky, a securities law firm located near Wall Street. She was an officer and director of Avalon Enterprises, Inc. (now Avalon Community Services) from 1991 to 1992.

During 1989 she was counsel to and a director of Medizone International, Inc., a public company engaged in research and development into medical uses of ozone. From 1993 to 1997, she was an officer and director of Coronado Communications Corp. (now Nesko Industries) and of Davenport Ventures, Inc. (now Royal Financial Corp.) During 1997 she was an officer and director of The Enterprise, a public company engaged in developing a word processing business. Since 1991 she has been secretary-treasurer and a director of Bishop Equities, Inc., a public company seeking merger or acquisition as a blank-check company. Ms. Abato has no experience in the area of automotive products.

      FRANK CARBONARO, the Company's secretary-treasurer and a director, has been a partner and co-owner of Rock With Use Drywall, located in Brooklyn, New York, for the past eleven years. Rock With Us Drywall is engaged in commercial and residential construction for both homeowners and as subcontractors, throughout most of the boroughs of New York City and also in Pennsylvania, specializing in sheetrock and framing. Mr. Carbonaro has limited experience in the automotive industry, through the repair and refinement of car engines and related matters, on an individual basis and primarily as a hobby.

Item 6. Executive Compensation.

      The Company's former president was paid a one-time fee of $2,000 as compensation, together with a $125 reimbursement for prototype expenses. Frank Carbonaro, the Company's secretary-treasurer, was also paid a one-time fee, in the amount of $1,500, with future compensation to be determined by the Board once the Company has generated income. The Company's current president, Maureen Abato, who is also its counsel, has agreed to serve as president without compensation for the foreseeable future. The Company has no employment agreements with its officers and does not presently anticipate executing any such agreements. The officers devote only a small portion of their time to the Company's business and no limitations have been placed on the ability of the officers to engage in other business activities. This could give rise to potential conflicts of interest.

Item 7. Certain Relationships and Related Transactions.

      On June 21, 1995, the Company issued 1,000,000 shares to Maureen Abato, its counsel, for consideration of $1,000 paid in incorporation expenses. Subsequently, also on June 21, Ms. Abato transferred 450,000 shares to Frank Carbonaro, and 450,000 shares to the Company's former president, who later transferred the shares back to Ms. Abato. An additional $30,000 shares were issued after completion of the Company's securities offering, for consideration of $30,000.

      In August, 1998, the Company's Articles of Incorporation were amended via a filing made with the Nevada Secretary of State, changing the Company's name from Caspers, Inc. to its current name, Gold & Green, Inc.

      Maureen Abato, the Company's counsel and a shareholder, was paid a legal fee of $5,000 plus reimbursement of expenses in connection with the Company's securities offering and other legal and corporate expenses.

      Until January, 1999, the Company was located in the office of its former president, without charge. Since that time the Company has maintained a mailing address in the office of its counsel and current president, again without charge.

      Frank Carbonaro, the Company's secretary-treasurer and a director, was paid a one-time fee in the amount of $1,500, for services rendered and to be rendered to the Company. Future compensation will be at the discretion of the Board of Directors and subject to the Company's generation of income. The Company's former president was paid a one-time fee of $2,000 plus prototype development expenses of $125.

Item 8. Description of Securities.

      The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value per share, of which 1,030,000 shares were issued and outstanding as of the date of the Form 10-SB. No other securities have been issued. Shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted in the election of directors can elect all of the directors and thus effectively control the Company. Shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution or winding up of the Company's affairs, are entitled to share ratably in all assets remaining after payment of liabilities. Shareholders have no preemptive rights and have no rights to convert their shares into any other securities. All of the outstanding shares were issued as fully-paid and nonassessable.

      Pursuant to the corporate statutes of the State of Nevada, certain corporate actions may be taken without a vote of or notice to the shareholders.

      A total of 1,000,000 of the shares currently issued and outstanding are eligible for sale pursuant to, and in compliance with, Rule 144 of the Securities Act.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

      No public market has yet been established for the Company's shares. No dividends have been paid to date and none are expected to be paid in the foreseeable future.

Item 2. Legal Proceedings.

      As of the date of the Form 10-SB, no legal proceedings are pending by or against the Company, nor, to Management's knowledge, have any legal proceedings been threatened.

Item 3. Changes in and Disagreements With Accountants.

      The Company's original auditor, Jody M. Weber, CPA, whose office is in New Jersey, resigned on November 2, 1998, because she was not authorized to perform audits on companies located in New York State. Arnold Berman & Company was then retained to audit the Company's financial statements for the fiscal year ended November 30, 1998.

      The former accountant's report on the financial statements dated October 9, 1998, did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles.

      The decision to accept the resignation of the former accountant was approved by the Company's Board of Directors, as was the retention of Arnold Berman & Company.

      There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 4. Recent Sales of Unregistered Securities.

      There have been no recent sales of unregistered securities of the Issuer.

Item 5. Indemnification of Directors and Officers.

      The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The Company's Bylaws provide that the Company shall indemnify its directors and officers, including former directors and officers, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which the directors or officers are made parties, by reason of being or having been such directors or officers, except in relation to matters as to which the director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

      Filed herewith are the registrant's audited financial statements for its last two fiscal years, ended November 30, 1997 and November 30, 1998. During prior years the registrant was inactive.

                                    PART III

Item 1.  Index to Exhibits.

      Ex-3.I:   Corporate Charter and Articles of Incorporation
      Ex-3.II:  By-Laws

Item 2. Description of Exhibits.

      The only exhibits hereto are a copy of the Company's charter (and amendment) and by-laws.



                                  SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Gold & Green, Inc.
                                           ------------------


Date:  January 29, 1999                By: Maureen Abato
       ----------------                    ------------------------
                                           Maureen Abato, President

                  [LETTERHEAD OF ARNOLD BERMAN & COMPANY, LLP]

                          INDEPENDENT AUDITORS' REPORT

January 27, 1999

To the Shareholders
GOLD & GREEN, INC.
2116 East 66th Street
Brooklyn, New York 11234

We have audited the accompanying balance sheets of Gold & Green, Inc., as of November 30, 1998 and 1997, and the related statements of income, deficit accumulated during the development stage and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold & Green, Inc. as of November 30, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Arnold Berman & Company
ARNOLD BERMAN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

                               GOLD & GREEN, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                                  BALANCE SHEET

                                                             November 30,     November 30,
                                                                1998             1997
                                                              --------          ------
                           ASSETS
CURRENT ASSETS

  Cash                                                        $  8,217          $  -0-
  Other Receivable                                               1,350             -0-
                                                              --------          ------
      TOTAL CURRENT ASSETS                                       9,567             -0-
                                                              --------          ------

OTHER ASSETS

  Deferred Organizational Costs (Net of
    accumulated amortization of $0)                              1,000           1,000
                                                              --------          ------
      TOTAL OTHER ASSETS                                         1,000           1,000
                                                              --------          ------

      TOTAL  ASSETS                                           $ 10,567          $1,000
                                                              ========          ======

            LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

  Accounts Payable                                            $    625          $  -0-
                                                              --------          ------

SHAREHOLDERS' EQUITY

  Capital Stock, par value $0.001, 25,000,000 shares
    authorized, 1,030,000 outstanding at November 30,
      1998, and 1,000,000 at November 30, 1997                   1,030           1,000
  Additional Paid-In Capital                                    22,064             -0-
  Deficit Accumulated During
    the Development Stage                                      (13,152)            -0-
                                                              --------          ------

      TOTAL SHAREHOLDERS' EQUITY                                 9,942           1,000
                                                              --------          ------

      TOTAL LIABILITIES AND
        SHAREHOLDERS' EQUITY                                  $ 10,567          $1,000
                                                              ========          ======

                        SEE INDEPENDENT AUDITORS' REPORT
                            AND ACCOMPANYING NOTES TO
                              FINANCIAL STATEMENTS

                               GOLD & GREEN, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                                INCOME STATEMENT
                              FOR THE YEARS ENDED

                                                 November 30,       November 30,
                                                    1998                1997
                                                  --------            --------
REVENUES                                          $    -0-            $    -0-
                                                  --------            --------

EXPENSES

  Computer Services                                  5,700                 -0-
  Legal Fees                                           650                 -0-
  Directors Fees                                     3,500                 -0-
  Accounting Fees                                    1,500                 -0-
  Miscellaneous Administrative Expenses              1,802                 -0-
                                                  --------            --------

    TOTAL EXPENSES:                                 13,152                 -0-
                                                  --------            --------

  LOSS INCURRED DURING THE
    DEVELOPMENT STAGE                             $(13,152)           $    -0-
                                                  ========            ========

                        SEE INDEPENDENT AUDITORS' REPORT
                            AND ACCOMPANYING NOTES TO
                              FINANCIAL STATEMENTS

                               GOLD & GREEN, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
          STATEMENT OF DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE
                 FOR THE YEARS ENDED NOVEMBER 30, 1998 AND 1997

                                                                                      DEFICIT
                                                                                    ACCUMULATED
                                                                    ADDITIONAL      DURING THE
                                                      COMMON         PAID-IN        DEVELOPMENT
                                      TOTAL            STOCK         CAPITAL          STAGE
                                    --------          ------         -------         --------

Balance - November 30, 1996         $  1,000          $1,000         $   -0-         $    -0-

Deficit Accumulated During
  the Development Stage                  -0-             -0-             -0-              -0-

                                    --------          ------         -------         --------
Balance - November 30, 1997            1,000           1,000             -0-              -0-

Initial Public Offering               22,094              30          22,064              -0-

Deficit Accumulated During
  the Development Stage              (13,152)            -0-             -0-          (13,152)

                                    --------          ------         -------         --------
Balance - November 30, 1998         $  9,942          $1,030         $22,064         $(13,152)
                                    ========          ======         =======         ========

                        SEE INDEPENDENT AUDITORS' REPORT
                           AND ACCOMPANYING NOTES TO
                              FINANCIAL STATEMENTS

                               GOLD & GREEN, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                             STATEMENT OF CASH FLOWS
                               FOR THE YEARS ENDED

                                                    November 30,    November 30,
                                                       1998            1997
                                                     --------       ----------
OPERATING ACTIVITIES

  Deficit Accumulated During
    the Development Stage                            $(13,152)      $      -0-
  Adjustments to reconcile deficit
    accumulated during the development
      stage to net cash used in operating
      activities:
        (Increase) in Other Receivable                 (1,350)             -0-
        Increase in Accounts Payable                      625              -0-
                                                     --------       ----------

NET CASH USED IN
  OPERATING ACTIVITIES                                (13,877)             -0-
                                                     --------       ----------

FINANCING ACTIVITES

Issuance of Common Stock                               22,094              -0-
                                                     --------       ----------

NET CASH PROVIDED BY
  FINANCING ACTIVITIES                                 22,094              -0-
                                                     --------       ----------

INCREASE IN CASH                                        8,217              -0-

CASH - BEGINNING OF YEAR                                  -0-              -0-
                                                     --------       ----------

CASH - END OF YEAR                                   $  8,217       $      -0-
                                                     ========       ==========

                        SEE INDEPENDENT AUDITORS' REPORT
                            AND ACCOMPANYING NOTES TO
                              FINANCIAL STATEMENTS

                               GOLD & GREEN, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                         NOTES TO FINANCIAL STATEMENTS
                           NOVEMBER 30, 1998 AND 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gold & Green, Inc. (the Corporation) is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Activities

The Corporation was organized under the laws of the State of Nevada on June 4, 1995. It intends to develop and pursue patent protection for novelty items for the automotive industry. The Corporation also intends to manufacture and market its inventions.

The Corporation maintains, rent free, a mailing address at the office of one of its officers at 2116 East 66th Street, Brooklyn, New York 11234.

Development Stage Enterprise

The Corporation is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Income Taxes

Due to the losses accumulated during the development stage, the Corporation has not provided for Federal income taxes.

                               GOLD & GREEN, INC.
                         A DEVELOPMENT STAGE ENTERPRISE
                         NOTES TO FINANCIAL STATEMENTS
                           NOVEMBER 30, 1998 AND 1997

NOTE 2 - CASH

The Corporation's attorney currently holds monies belonging to the Corporation in a non-interest bearing account.

NOTE 3 - ORGANIZATIONAL COSTS

Initial costs incurred in the establishment of the Corporation have been deferred and will be amortized over five years once operations commence.

Pursuant to Financial Accounting Standards Board's Statement of Position 98-5, subsequent organization costs have been expensed as incurred.

NOTE 4 - COMMON STOCK

On June 21, 1995, the Corporation issued 1,000,000 shares of common stock. In October, 1998, the Corporation issued an additional 30,000 shares of common stock at $1 per share. Offering costs in the approximate amount of $7,906 have been charged to Additional Paid-in Capital.

NOTE 5 - RELATED PARTIES

The principal shareholders are officers of the Corporation who also provide professional and managerial services to the Corporation.

NOTE 6 - RISK FACTORS

The Corporation is in the early stages of development. Management believes that the net proceeds from the recent issuance of shares will be sufficient to implement its initial plan of operation. Continued operations, however, will depend on the Corporation's ability to succeed in a highly competitive industry with limited available resources.

                                EXHIBIT INDEX


Exhibit No.           Description
-----------           -----------------------------------------------
  3.I                 Corporate Charter and Articles of Incorporation

  3.II                By-Laws